EXHIBIT 12.1

THE MILLS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGE AND PREFERRED STOCK DIVIDENDS

(In millions, except ratio data)

	Three Months Ended March 31, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
			(Restated)	(Restated)	(Restated)	(Restated)
Income from continuing operations before minority interest in Mills LP	$10.1	$220.4	$146.1	$72.8	$23.0	$45.6
Add:
Loss on debt extinguishments	0.1	—	0.6	1.3	16.6	3.1
Fixed charges (a)	45.2	148.5	80.6	55.7	58.1	60.6
Amortization of capitalized interest	1.0	4.2	1.7	1.8	1.6	2.9
Distributed income of unconsolidated joint ventures	16.6	33.1	64.6	42.2	28.1	44.0
Deduct:
Equity in earnings of unconsolidated joint ventures	(1.9)	(15.4)	(34.5)	(24.0)	(9.5)	(11.7)
	$71.1	$390.8	$259.1	$149.8	$117.9	$144.5
Fixed Charges:
Interest expense	$45.2	$148.5	$80.6	$55.7	$58.1	$60.6
Capitalized interest	13.3	56.8	48.0	34.3	21.3	16.1
Loss on debt extinguishments	0.1	—	0.6	1.3	16.6	3.1
Series D preferred unit distributions	0.2	0.9	0.7	—	—	—
Combined fixed charges	58.8	206.2	129.9	91.3	96.0	79.8
Preferred stock dividends (b)	14.7	43.9	27.8	2.6	—	—
Fixed charges and preferred dividends	$73.5	$250.1	$157.7	$93.9	$96.0	$79.8
Ratio of earnings to combined fixed charges	1.2	1.9	2.0	1.6	1.2	1.8
Ratio of earnings to combined fixed charges and preferred dividends	1.0	1.6	1.6	1.6	1.2	1.8

(a)	Excludes capitalized interest and preferred dividends.
(b)	Dividends on the Series A Cumulative Convertible Preferred Stock were included in interest expense from issue date in 2001 through conversion date in 2003.